FOR IMMEDIATE RELEASE



STUARTS REPORTS SALES DECLINE



    FRANKLIN, Mass., February 13, 1995 - - Stuarts Department Stores, Inc. (NASDAQ-STUS) announced that its total store sales for its fiscal year ended January 28, 1995 were $105,250,000, a decline of 10.09% from its fiscal year ended January 29, 1994. Total store sales for the 13 week period ended January 28, 1995 were $27,950,000, a decline of 17.58% from the comparable period during fiscal 1994.



    The Company attributed the sales decline during fiscal 1995 to decreased sales activity in its apparel merchandise lines, particularly women's apparel, as well as a severe winter and a sluggish New England economy during the early portion of the fiscal year.



    Stuarts stated that it expects to report a significant loss for fiscal 1995 which will include reserves for store closings.
During the 39 week period ended October 29, 1994, Stuarts reported a net loss of $3,550,000, or $.17 per share.



    The Company previously announced that it has engaged a consultant to objectively review the Company's operations and make recommendations for cost reductions and, as a result thereof, has closed stores located in Biddeford, Maine and Barre, Vermont. The Company, together with the assistance of its consultant, is continuing the review of its operations and implementation of cost reductions.



    For further information contact:  Mr. David Ferguson, President
				      (508) 520-4540 ext. 224

				  or  Mr. Antone Moreira,
				      Executive Vice President and CFO
				      (508) 520-4540 ext. 222


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